SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         PRG-Schultz International, Inc.
                         ------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      -------------------------------------
                         (Title of Class of Securities)

                                   69357C 10 7
                              --------------------
                                 (CUSIP Number)

      B. Joseph Alley, Jr., Esq.               Curtis Swinson, Esq.
       Arnall Golden Gregory LLP          Malouf Lynch Jackson & Swinson
       2800 One Atlantic Center              600 Preston Common East
      1201 West Peachtree Street                8115 Preston Road
      Atlanta, Georgia 30309-3450            Dallas, Texas 75225-6342
     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          September 20, 2002
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


============================================================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
             Schultz PRG Liquidating Investments, Ltd.
----------------------------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                                                  (a) /X/
                                                                                                            (b) /_/
----------------------------------------------------------------------------------------------------------------------------
3         SEC Use Only

----------------------------------------------------------------------------------------------------------------------------
4         Source of Funds
                                                    00
----------------------------------------------------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               /_/

----------------------------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
----------------------------------------------------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                                  0
          NUMBER OF SHARES
----------                             -------------------------------------------------------------------------------------
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                        2,446,168(1)

----------                             -------------------------------------------------------------------------------------
9                                      Sole Dispositive Power
                                                                                  0

----------                             -------------------------------------------------------------------------------------
10                                     Shared Dispositive Power
                                                                       2,446,168(1)

----------------------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                          2,446,168(1)

----------------------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

----------------------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                          3.88 percent

----------------------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    PN

============================================================================================================================


(1) These shares are held by Schultz PRG Liquidating Investments, Inc. (the "Partnership"). The Partnership is deemed to share voting and dispositive power of the shares owned by the Partnership with PRG Schultz Liquidating Investments GP, L.L.C., the Partnership's General Partner (the "General Partner"), and Howard Schultz, the Partnership's Limited Partner and sole owner of the General Partner. Mr. Howard Schultz is a Director of PRG-Schultz International, Inc.

===========================================================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
          PRG Schultz Liquidating Investments GP, L.L.C.
----------------------------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                                                      (a) /X/
                                                                                                                (b) /_/
----------------------------------------------------------------------------------------------------------------------------
3         SEC Use Only

----------------------------------------------------------------------------------------------------------------------------
4         Source of Funds
                                                    00
----------------------------------------------------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                /_/

----------------------------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                                 Texas
----------------------------------------------------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                                  0
          NUMBER OF SHARES
----------                             -------------------------------------------------------------------------------------
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                        2,446,168(1)

----------                             -------------------------------------------------------------------------------------
9                                      Sole Dispositive Power
                                                                                  0

----------                             -------------------------------------------------------------------------------------
10                                     Shared Dispositive Power
                                                                       2,446,168(1)

----------------------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                          2,446,168(1)

----------------------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

----------------------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                          3.88 percent

----------------------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    00

============================================================================================================================


(1) These shares are held by Schultz PRG Liquidating Investments, Inc. (the "Partnership"). PRG Schultz Liquidating Investments GP, L.L.C., the Partnership's General Partner (the "General Partner"), is deemed to share voting and dispositive power of the shares owned by the Partnership with the Partnership and Howard Schultz, the Partnership's Limited Partner and sole owner of the General Partner. Mr. Howard Schultz is a Director of PRG-Schultz International, Inc.

============================================================================================================================
1         Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
                                               Howard Schultz
----------------------------------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group                                                      (a) /X/
                                                                                                                (b) /_/
----------------------------------------------------------------------------------------------------------------------------
3         SEC Use Only

----------------------------------------------------------------------------------------------------------------------------
4         Source of Funds
                                                    00
----------------------------------------------------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   /_/

----------------------------------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization
                                         United States
----------------------------------------------------------------------------------------------------------------------------
7                                      Sole Voting Power
                                                                                  0
          NUMBER OF SHARES
----------                             -------------------------------------------------------------------------------------
8         BENEFICIALLY OWNED BY EACH   Shared Voting Power
          REPORTING PERSON WITH                                        2,446,168(1)
----------                             -------------------------------------------------------------------------------------
9                                      Sole Dispositive Power
                                                                                  0
----------                             -------------------------------------------------------------------------------------
10                                     Shared Dispositive Power
                                                                       2,446,168(1)

----------------------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                          2,446,168(1)

----------------------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

----------------------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                          3.88 percent

----------------------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
                                                    IN

============================================================================================================================


(1) These shares are held by Schultz PRG Liquidating Investments, Inc. (the "Partnership"). Mr. Howard Schultz is deemed to share voting and dispositive power of the shares owned by the Partnership with the Partnership and PRG Schultz Liquidating Investments GP, L.L.C., the Partnership's General Partner, of which Mr. Howard Schultz is the sole owner. Mr. Schultz is a Director of PRG-Schultz International, Inc.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On September 20, 2002, PRG-Schultz International, Inc. ("PRG-Schultz") exercised an option to purchase 1,446,168 shares of PRG-Schultz common stock from Schultz PRG Liquidating Investments, Ltd. (the "Partnership") for $12,676,920.09. No outlay of funds or other consideration was required on the part of any Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

     See Item 4 of Amendment No. 3 to Schedule 13D filed on September 3, 2002.

     This Amendment No. 4 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 4, 2002, as amended for transactions on February 22, 2002, March 27, 2002, August 22, 2002 and August 27, 2002 by the Partnership, PRG Schultz Liquidating Investments GP, L.L.C. (the "General Partner"), Howard Schultz, Arthur N. Budge, Jr. and certain other reporting persons who are no longer reporting persons hereunder.

     This amendment to the Schedule 13D relates to the exercise by PRG-Schultz International, Inc. of an option to purchase up to 1,446,168 shares of PRG-Schultz common stock from the Partnership pursuant to that certain First Option Agreement dated August 27, 2002.

     (a)-(j)

     None of the Reporting Persons has any intention of acquiring control of PRG-Schultz other than Mr. Howard Schultz serving as a Director of PRG-Schultz.

     On August 27, 2002, pursuant to a First Option Agreement entered into between the Partnership and PRG-Schultz, the Partnership granted an option to PRG-Schultz to purchase up to 1,446,168 shares of PRG-Schultz common stock owned by the Partnership at $8.72 per share plus 8% interest per annum. On September 17, 2002, PRG-Schultz gave notice of its exercise of its option to purchase 1,446,168 shares pursuant to a Notice of Exercise of Option. On September 20, 2002, PRG-Schultz exercised its option by paying the Partnership $12,676,920.09 for these shares.

     On September 20, 2002, the Partnership repaid the $12,610,585 plus $66,335.09 of accrued interest evidenced by promissory notes dated September 6, 2002 (which replaced promissory notes dated August 27, 2002) to Berkshire Fund V Investment Corp. ("Berkshire") and two of its affiliates. Concurrently with this repayment, Berkshire and its affiliates released 1,446,168 shares of PRG-Schultz common stock owned by the Partnership that were pledged to Berkshire and its affiliates as security for the promissory notes pursuant to a Written Request and Satisfaction and Release agreements.

     The Notice of Exercise of Option is  incorporated  by  reference to Exhibit
99.14 herein. The Written Request is incorporated by reference to Exhibit 99.15 herein. The Satisfaction and Release agreements are incorporated by reference to
Exhibit 99.16 herein. The First Option Agreement with Berkshire is incorporated by reference to Exhibit 99.8 to the Schedule 13D Amendment filed by the Reporting Persons on September 3, 2002. The Form of Promissory Note with Berkshire and its affiliate is incorporated by reference to Exhibit 99.5 to the
Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002. The Form of Pledge Agreement with Berkshire and its affiliate is incorporated by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002. The Form of Subordination Agreement with Berkshire and its affiliate is incorporated by reference to Exhibit 99.7 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) See Items 7-13 of the cover pages.

     (c) See Item 4 above and Item 4 of the Amendment No. 3 to Schedule 13D filed on September 3, 2002. No other transactions in PRG-Schultz' securities have been effected by an individual named in Item 2 of the

          Schedule 13D within the last sixty days other than those reported on Amendment No. 3 to Schedule 13D filed on September 3, 2002.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of PRG-Schultz.

     (e) As of September 20, 2002, the Partnership, the General Partner and Howard Schultz ceased to beneficially own more than five percent of the outstanding shares of common stock of PRG-Schultz. As of September 20, 2002, the "Group" that filed the Schedule 13D on February 4, 2002 ceased to beneficially own more than five percent of the outstanding shares of common stock of PRG-Schultz.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See item 6 of the Schedule 13D filed on February 4, 2002 and Item 6 of Amendment No. 1 to Schedule 13D filed on February 21, 2002, Item 6 of Amendment No. 2 to Schedule 13D filed on April 16, 2002 and Item 6 of Amendment No. 3 to
Schedule 13D filed on September 3, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          99.1 Asset Agreement (incorporated herein by reference to Annex A to PRG-Schultz's Definitive Proxy Statement filed on December 20, 2001). 99.2 Stock Agreement (incorporated herein by reference to Annex B to PRG-Schultz's Definitive Proxy Statement filed on December 20, 2001).
          99.3      Shareholder Agreement  (incorporated by reference to Exhibit
                    10.3 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).
          99.4      Registration Rights Agreement  (incorporated by reference to
                    Exhibit 10.2 filed with PRG-Schultz's Registration Statement on Form S-4 (333-69142) filed on September 7, 2001).
          99.5 Stock Purchase Agreement between Blum Strategic Partners II, L.P. and certain entities and individuals dated February 21, 2002 (incorporated by reference to Exhibit 99.5 of Amendment No. 1 to Schedule 13D filed on February 21, 2002).
          99.6 Stock Purchase Agreement dated August 16, 2002 (incorporated by reference to Exhibit II to the Schedule 13D Amendment filed by certain affiliated Blum entities on August 26,
                    2002).
          99.7 Stock Purchase Agreement dated August 16, 2002 (incorporated by reference to Exhibit 99.2 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26,
                    2002).
          99.8 Form of First Option Agreement dated August 27, 2002 (incorporated by reference to Exhibit 99.8 of Amendment No. 3 to Schedule 13D filed on September 3, 2002).
          99.9 Form of Second Option Agreement dated August 27, 2002 (incorporated by reference to Exhibit 99.8 of Amendment No. 3 to Schedule 13D filed on September 3, 2002).
          99.10 Form of Promissory Note dated August 27, 2002 (incorporated by reference to Exhibit 99.5 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26,
                    2002).
          99.11 Form of Pledge Agreement dated August 27, 2002. (incorporated by reference to Exhibit 99.6 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002).
          99.12 Form of Subordination Agreement dated August 27, 2002 (incorporated by reference to Exhibit 99.7 to the Schedule 13D Amendment filed by certain affiliated Berkshire entities on August 26, 2002).
          99.13 Consent and Amendment Agreement dated August 16, 2002 (incorporated by reference to Exhibit 99.8 of Amendment No. 3 to Schedule 13D filed on September 3, 2002).
          99.14     Notice of Exercise of Option dated September 17, 2002.
          99.15     Written Request dated September 20, 2002.
          99.16     Satisfaction  and Release  agreements  dated  September  20,
                    2002.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 23, 2002
                              Schultz PRG Liquidating Investments, Ltd.


                              /s/ Howard Schultz
                              -------------------------------------------------
                              By: Howard Schultz, Sole Owner
                                  PRG Schultz Liquidating Investments GP, L.L.C. It's General Partner


                              PRG Schultz Liquidating Investments GP, L.L.C.

                              /s/ Howard Schultz
                              --------------------------------------------------
                              By: Howard Schultz, Sole Owner


                              /s/ Howard Schultz
                              --------------------------------------------------
                              Howard Schultz

                             JOINT FILING AGREEMENT


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  September 23, 2002
                            Schultz PRG Liquidating Investments, Ltd.


                            /s/ Howard Schultz
                            ----------------------------------------------------
                            By: Howard Schultz, Sole Owner
                                PRG Schultz Liquidating Investments GP, L.L.C. It's General Partner


                            PRG Schultz Liquidating Investments GP, L.L.C.

                            /s/ Howard Schultz
                            ----------------------------------------------------
                            By: Howard Schultz, Sole Owner


                            /s/ Howard Schultz
                            ----------------------------------------------------
                            Howard Schultz

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